

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

<u>Via Facsimile</u>
Mr. James D. Pawlak
Vice President
Material Sciences Corporation
6600 East Pratt Boulevard
Elk Grove Village, Illinois 60007

      Re: Material Sciences Corporation
             Form 10-K for Fiscal Year Ended February 28, 2013
             Filed May 6, 2013
             Form 10-Q for Fiscal Quarter Ended August 31, 2013
             Filed October 10, 2013
             File No. 1-08833

Dear Mr. Pawlak:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Melissa N. Rocha

                  Melissa N. Rocha
                  Senior Assistant Chief Accountant